UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2017

FEEL THE WORLD, INC.
(Exact name of issuer as specified in its charter)
d/b/a Xero Shoes

Delaware	27-4419848
State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Operating Results

     We sell our footwear direct-to-consumer through our own website and through Amazon, eBay, retail stores, international distributors, and other third party sellers. Our direct-to-consumer channel generated 69% of sales in the first six months of 2017 vs. 65% in the same period prior year. The percentage of product sold through Amazon more than doubled in the six months ended June 30, 2017 when compared to the six months ended June 30, 2016, increasing to almost 17% of total sales. Gross revenue for the six months ended June 30, 2017 was $2,382,804, an increase of 80% when compared to the same time period in 2016. This increase in sales was driven by the continued expansion of styles of footwear offered, our targeted consumer marketing campaigns, and continued expansion in our other channels.

     Gross margin for the six months ended June 30, 2017 increased to $1,087,760, a 71.5% increase over the same amount in the prior year. However gross margin percentages decreased to 54% from 57% due to costs associated with increased returns and exchanges. As we have expanded our sales channel through Amazon and expanded our offerings to include closed toe footwear, we have experienced an increased rate of return and exchanges. However, our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.

     General and administration expenses for the six months ended June 30, 2017 increased 68% over those in June 30, 2016 mainly due to additional payroll costs. The Company increased headcount from 10 employees in June 2016 to 15 employees by June 2017 to support the growing needs of the business. Additionally, the Company incurred the standard administrative costs associated with meeting ongoing requirements to raise funds from outside investors.

     Research and development expenses for the six months ended June 30, 2017 increased $41,610 over the same period due to the hiring of an offshore technical firm to ensure the quality of the manufactured products as the product line expands.

     Sales and marketing expense increased by $206,670 with the vast majority of the expenditures focused on increased direct-to-consumer marketing through Facebook. At the beginning of 2017, the Company noted weakness in the brick and mortar retail distribution model and strategically migrated our marketing investments from that channel to increased emphasis on direct-to-consumer. We have seen the direct-to-consumer channel grow significantly and will continue these efforts. The Company will continue to offer its products through these same channels in the upcoming year.

     Interest expense increased as the Company took on more debt to support the need to expand inventory. Increased inventory balances were needed to support the higher volume of sales and the expanded styles being offered.

     For the six months ended, June 30, 2017, the Company had Income from Operations of $290,925. This is a 12% increase over the same period prior year amount of $258,154. However, this represents a reduction in the Income from Operations as a percentage of total revenue from 19% to 12%. Additionally, EBITDA margin decreased from 20% to 13% when comparing the six months ended June 30, 2017 to the six months ending June 30, 2016. Both of these margin decreases are a direct result of two areas: 1) Expansion of sales through the Amazon channel, which generates lower margins than direct sales through the Company’s website, and an increase in marketing spend in the direct-to-consumer channel. The Company is going to continue to market through Amazon and direct-to-consumer, and as the Average Order Value increases, margins should recover slightly.

     Management expects to continue the trend of increased sales through:

  Continued expansion of the sales season. The Company has established a brand identity around its flexible, durable sole that it is adapting for multiple lines of new products, including closed-toe shoes and boots in both athletic and casual styles. Closed-toe shoes are also allowing the Company to shift from primarily spring/summer sales to year-round sales.
  Additional product price points. The Company’s products currently range in price from a $25 sandal kit to a $90 closed-toe shoe. New performance and leather products launching in Fall of 2017 will provide more products at multiple price levels for our customers, including those over $100. This expansion has also increased our Average Order Value (AOV) from $67.13 in the six months ended June 30, 2016 to $81.81 in the six months ended June 30, 2017.
  Additional sales channels. Although the Company pivoted from growing the brick and mortar channel to focus more on direct-to-consumer, it will continue to evaluate the available channels to determine when the time is good for expansion.

Liquidity and Capital Resources

     In the first six months 2017, the Company launched a planned Regulation A stock offering. Through June 30, 2017, the Company raised over $380,000 through this offering. The Company stopped accepting new commitments in this offering on August 31, 2017. It is anticipated that once all investments are finalized, between $950,000 and $1,000,000 will have been raised from investors. As projected, these funds will be used for continued marketing, investment in inventory, and additional headcount to support the business growth.

     The Company does not anticipate a significant deficiency in liquidity at this point. There are no long-term commitments, other than the debt listed in the accompanying financial statements that would limit the Company’s ability to use its current capital. The Company continuously evaluates its liquidity needs and evaluates potential financing opportunities to obtain more financially favorable debt.

     The Company has an established history of fulfilling all of its loan obligations on time.

Trend Information

     For the six months ended June 30, 2017, the Company had an EBITDA margin of 13.6% and a positive net income. The Company expects full year 2017 EBITDA margin to similar to 2016 full year EBITDA margin, or between 9% and 10%.

     Sales are projected to continue to increase with growth driven by the expansion of products, markets and channels. As the Company begins to see increased health in the brick and mortar retail locations, it will look to expand further into that channel. This will cause product margins to decline in exchange for increased volume. Because of the strong growth of the e-commerce sector, the Company plans to continue to invest heavily in direct-to-consumer marketing.

     Due to the Company’s rapid growth, its production lead times, and the higher cost associated with the closed-toe shoes, inventory balances have increased when compared to prior period and prior year. Inventory balances of $1,283,260 at June 30, 2017 were significantly higher than June 30, 2016 balances of $483,831. This was planned as the Company had run out of inventory in the past and had been unable to fulfill orders. This situation resulted in lost revenue. As a result, the Company made a conscious decision to reduce and, if possible, eliminate out of stock situations. Additionally, prior to the decision to temper expansion into brick and mortar locations, the Company had built up inventory in anticipation of retail fulfillment. With the decision to pivot away from brick and mortar, these products will now be used to fulfill direct-to-consumer orders. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style. Additionally, as the Company increases the number of styles of shoe that it manufactures, it is required to increase the total inventory to accommodate the sales fulfillment in each of these styles. At June 30, 2016, the Company offered 5 styles of sandals. By December 31, 2016, the Company had expanded its styles to add a closed-toe shoe to the existing 5 sandal styles. As of June 30, 2017, the Company had 8 different styles of boots, shoes and sandals offered for sale. This required increased inventory to support the launch of new styles and continued sales of existing styles.

     The Company has a four-month cycle to get a product from manufacturing to warehouse. This requires the Company to plan and manufacture in advance. Historically, more inventory has been carried in the first seven months of the year to support the sales throughout the year due to production minimums and shipment schedules. This may change as the Company expands the product line to include more year-round styles.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Table of Contents
PAGE
FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND FOR THE SIX MONTHS THEN ENDED:
Balance Sheets at June 30, 2017 (unaudited) and December 31, 2016	5
Statements of Operations for the six months ended June 30, 2017 and 2016 (unaudited)	6
Statements of Changes in Stockholders’ Equity (Deficiency) for the year ended December 31, 2016 and the six months ended June 30, 2017 (unaudited)	7
Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2016 (unaudited)	8
Notes to Financial Statements (unaudited)	9

BALANCE SHEETS

For the six months ended June 30, 2017 (Unaudited) and the year ended December 31, 2016

	June 30, 2017	December 31, 2016
ASSETS
Current Assets:
Cash and cash equivalents	$227,132	$355,320
Accounts receivable	53,705	9,705
Inventory assets	1,283,260	483,831
Inventory in transit	686,515	601,546
Collateral deposit	75,419	75,344
Prepaid expenses	12,394	11,574
Total Current Assets	2,338,425	1,537,320
Non-Current Assets:
Property and equipment, net	182,938	131,937
Deferred tax asset	81,096	166,396
Intangible assets	8,933	8,933
Deferred Offering costs	77,747	40,222
Deposits	3,500	3,500
Total Non-Current Assets	354,214	350,988
TOTAL ASSETS	$2,692,639	$1,888,308

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$76,643	$72,386
Accrued expenses	61,912	28,498
Customer deposits	45,017	101,473
Related party advances	87,518	51,369
Deferred lease payable, current portion	9,982	6,425
Term loan (SBA), current portion	43,261	46,191
Total Current Liabilities	324,333	306,342
Long-Term Liabilities:
Deferred lease payable, net of current portion	31,021	-
Deferred tax liability	36,109	31,955
Line of credit	1,520,596	1,161,641
Term loan (SBA), net of current portion	345,412	366,484
Total Long-Term Liabilities	1,933,138	1,560,080
Total Liabilities	$2,257,471	$1,866,422
Stockholders’ Equity (Deficiency):
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of each December 31, 2016 and 2015.	-	-
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,028,822 and 6,000,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively.	603	600
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 66,381 and 0 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively.	7	-
Additional paid-in capital	493,584	112,784
Stock Offering Costs	(46,130)	-
Accumulated deficit	(12,896)	(91,498)
Total Stockholders’ Equity (Deficiency)	435,168	21,886

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$2,692,639	$1,888,308

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS
For the six months ended June 30, 2017 and 2016 (Unaudited)

	2017	2016

Net revenues	$2,382,804	$1,323,181
Cost of goods sold	1,087,466	567,892
Gross Profit	1,295,338	755,289

Operating Expenses:
General & administrative	580,617	335,228
Sales & marketing	334,098	127,429
Research & development	70,002	28,392
Operations	19,696	6,086
Total Operating Expenses	1,004,413	497,135

Income from Operations	290,925	258,154

Other Income / (Expense):
Interest income	75	119
Interest expense	(122,941)	(56,622)
Total Other Income / (Expense)	(122,866)	(56,503)

Income Before Income Tax	168,059	201,651

Income Tax (Expense) Benefit	(89,455)	(72,915)

Net Income	$78,604	$128,736

Weighted-average vested common shares outstanding
-Basic	6,000,000	6,000,000
-Diluted	6,315,000	6,000,000
Net gain per common share
-Basic and Diluted	$0.01	$0.02
- Diluted	$0.01	$0.02

See accompanying notes to financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the year ended December 31, 2016 and the six months ended June 30, 2017 (Unaudited)

	Preferred Stock		Class A Common Stock		Class B Common
					Stock
	Number of	Amount	Number of	Amount	Number	Amount	Additional	Accumulated	Total
	Shares		Shares		of Shares		Paid-In	Deficit	Stockholders’
							Capital		Equity/
									(Deficiency)
Balance at January 1, 2016	-	-	6,000,000	$600	-	-	$55,646	$(184,548)	$(128,302)
Net Income	-	-	-	-	-	-	-	$93,050	$93,050
Stock Compensation	-	-	-	-	-	-	$57,138	-	$57,138
Balance at December 31, 2016	-	-	6,000,000	$600	-	-	$112,784	$(91,498)	$21,886
Net Income	-	-	-	-	-	-	-	$78,604	$78,604
Stock Sales	-	-	28,822	$3	66,388	$7	$380,797		$380,807
Stock Offering Costs	-	-	-	-	-	-	$(46,130)		$(46,130)
Balance at June 30, 2017	-	-	6,028,822	$603	66,388	$7	$447,451	$(12,894)	$435,167

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2017 and June 30, 2016 (Unaudited)

	For the Six Months ended June 30
	2017	2016
Cash Flows From Operating Activities
Net Income	$78,602	$128,736
Adjustments to reconcile net income to net cash used in Operating Activities
Depreciation and amortization	33,640	17,329
Expenses recorded for stock option compensation	0	50,400
Income tax (benefit)/expense	89,455	72,915
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(44,000)	(51,236)
(Increase)/Decrease in inventory	(799,431)	(22,105)
(Increase)/Decrease in inventory in transit	(84,969)	0
(Increase)/Decrease in collateral deposit	(75)	(63)
(Increase)/Decrease in prepaid expense	(819)	6,655
Increase/(Decrease) in accounts payable	4,255	22,350
Increase/(Decrease) in accrued expenses	33,417	2,377
Increase/(Decrease) in customer deposits	(56,457)	(57,186)
Income/(Decrease) for offering expenses	(37,525)	0
Net Cash Used in Operating Activities	(783,907)	170,172

Cash Flows From Investing Activities
Cash paid for property and equipment	(84,641)	(29,340)
Net Cash Used in Investing Activities	(84,641)	(29,340)

Cash Flows From Financing Activities
Advances/(repayments) from related parties, net	36,149	(37,003)
Proceeds from deferred lease payable	34,578	0
Net proceeds from line of credit	355,404	(200,000)
Net proceeds from capital raised	334,680	0
Net principle payments on term loans	(20,451)	(20,561)
Net Cash Provided by Financing Activities	740,360	(257,564)
Net Change in Cash	(128,188)	(116,732)

Cash at Beginning of Period	355,320	337,421
Cash at End of Period	$227,132	$220,689

Supplemental disclosure of cash flow information—cash paid during the period for:
Interest	$118,221	$110,455
Income taxes	$0	$0

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2017, June 30, 2016 (Unaudited) and the year ended December 31, 2016

NOTE 1: NATURE OF OPERATIONS

     Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

     The Company adopted the calendar year as its basis of reporting.

Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

     The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2017 and December 31, 2016, the Company’s cash balances exceeded FDIC insured limits by $0 and $105,320, respectively.

Accounts Receivable

     The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable allowances as of June 30, 2017 and December 31, 2016.

Inventory Assets

     Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2017 and December 31, 2016 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party. We regularly evaluate inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in 'Cost of sales' in the statements of operations.

Inventory in Transit

     Inventory in transit are goods manufactured for sale that have not yet been received at our warehouses, but have already been shipped from the manufacturers. It is stated at the lower of cost or market and accounted for using the weighted average cost method.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2017 and December 31, 2016 consist of footwear manufacturing assets and equipment assets with 3-7 year lives. Capital assets as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Footwear molds	$301,212	$265,592
Footwear lasts	4,340	4,340
Furniture and equipment	3,986	3,596
Website	30,000	0
Leasehold improvements	21,306	2,676
	360,844	276,204
Accumulated depreciation	(177,906)	(144,265)
Property and equipment, net	$182,938	$131,937
Depreciation Expense	$33,640	$55,134

Deferred Offering Costs

     The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

     The carrying amounts reported in the balance sheets approximate their fair value.

Customer Deposits

     International wholesales customers and some large distributors pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as deferred revenue until all revenue conditions have been met.

Revenue Recognition

     The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in Colorado and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to customers.

     The Company has determined that, per ASC rules regarding revenue recognition, we are a principal in these transactions based on the following:

  (ASC 605-45-45-4) Primary Obligor: The Company takes responsibility for fulfillment, including acceptability of the products or services ordered by the customer.

  (ASC 605-45-45-5) General inventory risk: The Company takes title to the product before product is ordered by a customer and will take title back if it is returned by a customer.

  (ASC 605-45-45-8) Latitude in establishing price: The Company has latitude to establish pricing to customers.

Merchant Account Fees

     The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of June 30, 2017 and 2016 the Company had merchant account fees of $40,252 and $20,898, respectively.

Shipping and Handling Costs and Fees

     Shipping and handling costs are expensed as incurred and are included in 'Cost of sales' in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Income Taxes

     The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings per Share

     Net earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. These options are dilutive and have been included in the June 30, 2017 and December 31, 2016 fully diluted earnings per share calculation.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock

     On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The Amended Articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of each June 30, 2017 and December 31, 2016, 6,000,000 shares of Class A Voting Common Stock were issued and outstanding, and 0 shares of Class B Non-Voting Common Stock, and 0 shares of Preferred Stock were issued and outstanding. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

     The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

     Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

     In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

NOTE 4: SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

     The Company’s outstanding borrowings consisted of the following as of June 30, 2017 and December 31, 2016:

Borrowings:	June 30, 2017	December 31, 2016
Mettle Ventures (a)	$600,000	$250,000
Genlink (b)	890,527	886,975
NewTek (c)	388,673	412,675
US Bank Line of Credit (d)	30,069	24,665

Total Borrowings:	$1,909,269	$1,574,315

     (a) The Company has a long-standing borrowing relationship with Mettle Ventures, LLC (Mettle). On November 2, 2015, the Company amended the loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit, and the Company paid down an additional $150,000 on this loan in December 2016. Interest expense of $36,419 and $39,584 were recorded for the six months ended June 30, 2017 and June 30, 2016, respectively. The unpaid principal balance was $600,000 and $250,000 as of June 30, 2017 and December 31, 2016, respectively. Mettle has shared owners and advisors with Genlink Capital. On February 8, 2017, the Company drew down on the Mettle Ventures line of credit to a total balance of $600,000.

     (b) The Company closed a new loan agreement with Genlink Capital for use in purchasing inventory on November 18, 2016. The loan is a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due on the April 2019 maturity date. At June 30, 2017 and December 31, 2016 respectively, the unpaid principal balances were $900,000 and $900,000 where the carrying balances of $890,527 and $886,975 on the balance sheet have been reduced by unamortized loan fees. Interest expense of $62,827 and $0 were recorded for the six months ended June 30, 2017 and June 30, 2016, respectively. Genlink Capital has shared owners and advisors with Mettle.

     (c) On September 5, 2014, the Company entered into a 10-year term loan agreement with Newtek Small Business Finance in the amount of $519,000 bearing interest of prime rate plus 2.75% (6.75% as of June 30, 2017 and 6.50% as of December 31, 2016), with a required monthly principal and interest payment of $5,797. This loan required a $75,000 collateral deposit from the Company and has a maturity date of July 31, 2024. Interest expense on this note was $16,102 and $14,406 for the six months ended June 30, 2017 and June 30, 2016, respectively. The unpaid principal balance was $409,433 and $430,976 as of June 30, 2017 and December 31, 2016, respectively, where the carrying balance on the balance sheet is reduced by unamortized loan fees of $17,131 and $17,910 for the six months ended June 30, 2017 and year ended December 31, 2016, respectively. The interest rate increased to 8% and monthly payment of principal and interest to $5,981 effective August 1, 2017 in accordance with the terms of the loan.

     (d) On March 19, 2014, the Company entered an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate + 4%. The approved credit line was subsequently increased to $36,000. At June 30, 2017, the rate was 8%. Payments are due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. Interest expense on this note was $1,100 and $557 for the six months ended June 30, 2017 and June 30, 2016, respectively. The unpaid principal balance was $30,069 and $24,665 as of June 30, 2017 and December 31, 2016, respectively. This is a demand line of credit, cancelable at any time.

     Future minimum principal payments (net of loan fee amortization) under the Company’s outstanding loans are as follows as of June 30, 2017

2017	$22,163
2018	52,195
2019	1,553,117
2020	54,962
2021	57,539
Thereafter	195,897
Total	$1,935,873

NOTE 5: INCOME TAXES

     Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

     For the six months ended June 30, 2017, the Company has a deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, no valuation allowance was recorded.

     Deferred tax assets and liabilities as of June 30, 2017, and December 31, 2016, are as follows:

	6/30/2017	12/31/2016
Deferred Tax Assets
Net operating loss carry-forwards	$28,431	$112,953
Charitable contribution carry-forwards	3,628	6,664
R&D credit carry-forwards	16,288	13,154
Intangibles	11,578	12,453
Employee Stock Option	21,172	21,172
Deferred Tax Liabilities
Property and Equipment	(36,109)	(31,955)
Deferred Tax Asset	44,988	134,441
Valuation allowance	-	-
Deferred Tax Assets, Net	$44,988	$134,441

     As of December 31, 2016, the Company had a contribution carryover of $17,985, as well as research and development credits of $13,154. The Company’s net operating loss carry-forward as of December 31, 2016, was $304,818 from tax years 2011-2015, which will begin to expire in varying amounts in 2031.

     As of June 30, 2017, the Company had a net operating loss carry-forward of $76,724 and a net deferred tax asset of $44,988. The contribution carryover was $9,790 and the research and development credits were $16,288.

     The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of June 30, 2017 and 2016, respectively:

	June 30, 2017	June 30, 2016
Federal Income tax rate	34%	34%
State Income tax rate, net of federal benefit	3%	3%
Research and Development credits	-12%	-6%
Other	0%	-21%
Change in Valuation Allowance	0%	0%

     The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 6: LEASE OBLIGATIONS

     The Company amended their existing lease agreement on December 31, 2016 to obtain more space. This extension is through December 31, 2019. An incentive of $50,000 was provided at the lease extension to be applied against lease obligations. Under accounting guidelines, this credit was amortized over the term of the lease for financial reporting purposes. Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

Balance of 2017	$43,896	$22,296	$66,192
2018	91,203	48,386	139,488
2019	94,861	51,944	146,804
Total	$229,960	$122,626	$352,484

     Total rent expense for the six months ended June 30, 2017 and the year ended December 31, 2016 was $56,948 and $80,998, respectively.

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of June 30, 2017 and December 31, 2016 were $87,518 and $51,369, respectively.

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

     In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock option compensation expense of $0 and $57,138 was recognized for the six months ended June 30, 2017 and year ended December 31, 2016, respectively. There was no unrecognized compensation expense. As of June 30, 2017 and December 31, 2016, there remain 818,181 shares available for issuance under the Plan.

     The Company used the following assumptions for the Black Scholes option-pricing model to determine the value of the options granted:

Stock options granted	-
Weighted-average risk-free interest rate	1.92%
Volatility	41.5%
Expected term (in years)	5
Weighted-average grant date fair value per share	$0.165

NOTE 9: CONTINGENCIES

     The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

     In November 2015, the Financial Accounting Standard Board (FASB) issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non-current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt this guidance as of December 31, 2014 and applied it prospectively.

     In February 2016, the FASB issued a new accounting pronouncement regarding the financial reporting of leasing transactions. This new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months. The Company is required to adopt the new standard on January 1, 2019 using a modified retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company’s financial position, results of operations and related disclosures.

     Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Closure of Regulation A Offering

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowd funding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). The offering has been closed, but the Company is still processing submitted commitments.

Subsequent Vendor Change and Related Lease

In September 2017, the Company decided to transition fulfillment away from an outsourced provider to their own fulfillment warehouse. The Company signed a 39-month lease that will be effective October 1, 2017 for warehouse space.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which would require adjustment or disclosure in these financial statements.

NOTE 12: RECLASSIFICATION OF PRIOR YEAR PRESENTATION

     Certain prior year amounts have been reclassified for consistency with the current period presentation.